Exhibit 99.2

RANDGOLD RESOURCES LIMITED

Incorporated in Jersey, Channel Islands

Reg. No. 62686

LSE Trading Symbol: RRS

Nasdaq Trading Symbol: GOLD

MILLS HEAD TO KIBALI AS DEVELOPMENT CONTINUES APACE

Kinshasa, DRC, 24 October 2012 - Indicative of the steady progress being made with the development of the Kibali gold project, two giant 7 megawatt mills are currently being trucked halfway across Africa, from the east coast port of Mombasa to the mine site at Doko in the north east of the Democratic Republic of Congo. The Kibali mine will be one of the largest of its kind in Africa when it pours its first gold, scheduled for the end of 2013.

The mills, a key component of the production plant at Kibali, are each being transported in three massive sections. Each mill weighs 170 tonnes and is 9.5 metres long and 6.1 metres in diameter and when installed will be capable of milling a combined 7.2 million tonnes a year. Manufactured in Europe, they were landed at the port of Mombasa on 20 October and are due to arrive at the mine site at the end of November after a 1 800 kilometre road trip. The mills are expected to be set on their foundations at the plant early next year.

In the meantime, open pit mining is already underway at Kibali. In addition, the box cut for the project’s underground twin decline section is almost complete and in the fourth quarter of this year work is scheduled to start on the development of the twin declines and the sinking of the vertical shaft. The relocation programme, designed to rehouse the villagers from the mine area in the new model Kokiza village, is also progressing rapidly. New houses are being built at the rate of 45 a week and more than 1 000 families have been resettled to date. This means that the whole mine footprint has now effectively been cleared for development.

Kibali is being developed by project co-owner Randgold Resources, which will also operate the mine. Randgold already operates the Morila mine and the Loulo-Gounkoto complex in Mali as well as the Tongon mine in Côte d’Ivoire.

Randgold chief executive Mark Bristow said that once in production, Kibali would prove an enormous boon to the DRC, generating economic welfare through the payment of dividends and taxes to the State, which has a 10% stake in the project, as well as creating jobs and a demand for support services for local businesses.

“It’s a great example of what can be achieved in Africa when an investor-friendly government partners with a mining company in a long-term commitment to the sustainable creation and sharing of wealth,” he said.

ENQUIRIES:

Mark Bristow, Kibali chairman & Randgold Resources CEO +223 6675 0122 / +44 788 071 1386	Willem Jacobs, Randgold GM operations Central & East Africa +243 991 001 222

Louis Watum, GM Kibali Goldmines +243 994 035 464 / +243 817 153 062	Kathy du Plessis, Randgold investor & media relations +44 20 7557 7738 / randgoldresources@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as ‘will’, ‘plans’, ‘expects’ or ‘does not expect’, ‘is expected’, ‘budget’, ‘scheduled’, ‘estimates’, ‘forecasts’, ‘intends’, ‘anticipates’ or ‘does not anticipate’, or ‘believes’, or variations of such words and phrases or state that certain actions, events or results ‘may’, ‘could’, ‘would’, ‘might’ or ‘will be taken’, ‘occur’ or ‘be achieved’. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of Randgold and Moto, risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled ‘Risk Factors’ in Randgold’s annual report on Form 20-F for the year ended 31 December 2011 which was filed with the US Securities and Exchange Commission (the ‘SEC’) on 31 March 2012. Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws.

CAUTIONARY NOTE TO US INVESTORS: the SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as ‘resources’, that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as ‘proven and probable reserves’ for the purposes of the SEC’s Industry Guide number 7.